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Filed by: Global Marine Inc.

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act Securities Exchange Act of 1934.

Subject Company: Global Marine Inc.

Commission File No: 001-5471

[Global Marine Inc. Logo] NEWS RELEASE

GLOBAL MARINE INC. 777 N. ELDRIDGE PKWY., HOUSTON, TX 77079-4493
(281) 596-5100 FAX (281) 596-5163

       Contact Information:   Investors: Michael Dawson
                                         (281) 596-5809

                              Media:     Stephanie Price
                                         (281) 596-5816


          GLOBAL MARINE COMPLETES HART-SCOTT-RODINO ANTITRUST REVIEW

HOUSTON, September 28, 2001 - Houston-based offshore drilling contractor Global Marine Inc. (NYSE:GLM) announced today that early termination of the Hart-Scott-Rodino antitrust review filing period was granted. This is one of the regulatory approvals required before the Global Marine/Santa Fe International Corporation (NYSE:SDC) merger can be consummated.

In addition, Santa Fe International filed a Form S-4 registration statement with the Securities and Exchange Commission that includes the joint proxy statement of both companies. The Form S-4 can be accessed on Global Marine's website at www.glm.com

Houston-based Global Marine is a premier international offshore drilling contractor with one of the industry's youngest, most diversified and technologically advanced drilling fleets. The company's premium mobile drilling units include jackups, semisubmersibles and dynamically positioned ultra-deepwater drillships. In addition, the company is the world's leading provider of drilling management services, including turnkey, project management and daywork drilling.

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ADDITIONAL INFORMATION

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission on September 27, 2001. INVESTORS
AND SECURITY HOLDERS
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ARE URGED TO CAREFULLY READ THE FINAL JOINT PROXY STATEMENT/PROSPECTUS REGARDING
THE PROPOSED TRANSACTION (WHEN AVAILABLE), BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the final joint proxy statement/prospectus (when available) and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the final joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the final joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael R. Dawson, Phone: 281-596-5100, Fax: 281-596-5163, or Investor
Relations, Santa Fe International Corporation, Richard Hoffman, Phone: 972-701-7950, Fax: 972-701-7737.

PARTICIPANTS IN SOLICITATION

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on September 4, 2001.